Filed pursuant to Rule 424(b)(3)

Registration No. 333-259625

The Alkaline Water Company Inc.

Supplement No. 1 dated September 1, 2022
To the Prospectus dated October 22, 2021

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This Supplement No. 1 supplements, and should be read in conjunction with, our prospectus dated October 22, 2021. The purpose of this Supplement No. 1 is to include the following updated information in the section entitled "Private Placement".

The exercise price for the share purchase warrants issued on September 30, 2021 upon conversion of the subscription receipts issued on July 6, 2021 is reduced to $0.46 per share from $1.25 per share for a period of 30 days commencing on August 9, 2022.